November 20, 2013

VIA EDGAR AND E-MAIL
Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Premiere Global Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 18, 2013
File No. 001-13577

Dear Mr. Gilmore:

This letter sets forth the responses of Premiere Global Services, Inc. to the Securities and Exchange Commission staff’s letter dated November 5, 2013 with regard to the above-referenced filing. For your convenience, we have set forth below each of the staff’s comments in bold text in the same numbered order in which they appear in the letter. Our response to each staff comment follows immediately after the text of the corresponding comment.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 24

1.
We note your disclosure that during 2012 you continued your strategy to transition PGi to a software-as-a-services (“SaaS”) company. Please tell us the dollar amount or percentage of your sales generated from SaaS arrangements for each period presented and your consideration of incorporating this information into future filings. In this regard, it would appear that this information may be useful when analyzing the changes in revenues and any trends in your business. We refer to you Section III.B.1 of SEC Interpretive Release No. 33-8350.

Response:

We supplementally advise the staff that revenues associated with our SaaS-based collaboration products for the year ended December 31, 2012 were $18.0 million, or approximately 3.6% of our consolidated revenues. We respectfully submit that we did not include this disclosure

Premiere Global Services, Inc.
The Terminus Building | 3280 Peachtree Road, NE, Suite 1000 | Atlanta, GA 30305 | pgi.com

Mr. Patrick Gilmore
United States Securities and Exchange Commission

in our annual report on Form 10-K for the year ended December 31, 2012 because we did not believe that this percentage was material for disclosure purposes at that time and continue to believe that the SaaS revenues are not material for disclosure purposes.

However, we acknowledge the staff’s comment that quantifying sales generated from our SaaS arrangements may be useful when analyzing the changes in revenues and trends in our business. While we have not experienced a material impact on our results of operations to date as a result of the introduction of our SaaS-based collaboration products, we currently anticipate revenues associated with such products to increase as a percentage of our consolidated revenues in the future. In response to the staff’s comment, we will disclose in future filings the dollar amount or percentage of our revenues generated from SaaS arrangements for the periods presented. We have added the disclosure below to “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Consolidated Net Revenues” on page 24 of our quarterly report on Form 10-Q for the quarter ended September 30, 2013:

Revenues from our SaaS-based collaboration products, the majority of which are recognized in our North America segment, increased to $8.2 million in the third quarter of 2013 compared to $4.9 million in the third quarter of 2012 and increased to $21.9 million in the nine months ended September 30, 2013 compared to $12.5 million in the nine months ended September 30, 2012.

Results of Operations

Net Revenues, page 27

2.
You state that net revenues on a consolidated basis were $505.2 million for the fiscal year ended December 31, 2012 compared to $473.8 million for the fiscal year ended December 31, 2011; however, the disclosure provides little insight into the impact on net revenues of the underlying conditions or business developments that significantly contributed to the increase in revenues from one period to the next, particularly with respect to changes in volume, selling prices and foreign currency fluctuations. Similar concerns exist with respect to the extent to which revenue was derived from new or existing customers and the level of customer attrition. Please tell us how you considered disclosing such information in management’s discussion and analysis to provide readers with a better understanding of the impact on net revenues during the period presented. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response:

We have considered the disclosure requirements of Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835 as it relates to changes in volume, selling prices, foreign currency fluctuations, the extent to which revenue was derived from new or existing customers and the level of customer attrition. We have quantitatively disclosed in tabular format the impact of volume, selling prices, acquisitions and foreign currency fluctuations in our

Mr. Patrick Gilmore
United States Securities and Exchange Commission

disclosures. We respectfully submit that we believe that to the extent that there have been significant changes in revenue attributable to such items, we have made the appropriate narrative disclosures in our “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Net Revenues.”

In general, we do not disaggregate revenue growth of existing customers compared to new customers for the reasons stated below. As disclosed on page 1 of our annual report on Form 10-K for the year ended December 31, 2012, we have over 40,000 enterprise customers, ranging in size from start-up companies to global, Fortune 100™ enterprises. Therefore, one large customer could have the equivalent impact on our net revenues that we would experience from a number of smaller customers. As a consequence, the addition or subtraction of individual customers does not generally significantly impact our net revenues. We also have evaluated the disclosure of our competitors, and do not believe that our competitors routinely disaggregate revenue growth of existing customers compared to new customers.

For these reasons, we respectfully submit that we believe such information would not meaningfully enhance a reader’s understanding our consolidated net revenues or results of operations. We acknowledge the staff’s comment and confirm to the staff that we will provide additional disclosure in our future filings to the extent that our revenue or trends are impacted by the addition or departure of significant customer(s).

Liquidity and Capital Resources

Cash Provided by Operating Activities, page 34

3.
You state that the increase in net cash provided by operating activities was primarily attributable to an increase in net income from continuing operations for each of the years ended December 31, 2012 and 2011. Please tell us your consideration of expanding this disclosure in future filings to provide a more detailed discussion of the underlying reasons for changes in working capital items that affected operating cash flows and include proposed draft disclosure in your response. We refer you to Section IV.B.1 of SEC Release 33-8350.

Response:

In response to the staff’s comment, we will expand our disclosure in future filings to provide a more detailed discussion of the underlying reasons for changes in working capital items that affect operating cash flows to the extent such changes may be material. We have added the disclosure underlined below to “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Liquidity and Capital Resources – Cash provided by operating activities” on page 31 of our quarterly report on Form 10-Q for the quarter ended September 30, 2013:
Consolidated operating cash flows were $56.5 million and $43.0 million for the nine months ended September 30, 2013 and 2012, respectively. The increase in net cash

Mr. Patrick Gilmore
United States Securities and Exchange Commission

provided by operating activities was primarily attributable to fluctuations in working capital in 2013 compared to 2012. This was primarily driven by increased collections of accounts receivable of approximately $11.2 million as compared to the prior period. Our collection results can fluctuate because of our customers’ internal processes for approval of invoices and the timing of their release of funds. In addition, the day of the week that a quarter end period closes can also impact our collections, as we typically experience higher collections at the beginning of a calendar week. These factors negatively impacted us during the nine months ended September 30, 2012 and were much more positive during the nine months ended September 30, 2013.
As you may note from the above disclosure, no specific reference is made to the change in the “Accounts payable” and “Accrued expenses” line items in of our consolidated balance sheets. We respectfully submit that the impact on cash flows from operating activities from such line items was not significant as approximately 83% of the change above is explained by the change in accounts receivable.

Notes to the Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page 50

4.
You disclose that your revenue consists of usage fees, subscription-based, license fees and fixed-price annual commitments. You further disclose that revenue related to your virtual meeting solutions primarily consist of usage fees which are recognized ratably over the contract term and may include set-up fees and maintenance and update fees, which are typically also recognized ratably. Please clarify the following for us so we can better understand your arrangements:

•	tell us whether you consider your SaaS arrangements to include those with usage fees;

•
explain the circumstances in which a subscription-based fee would be paid and whether this subscription fee is paid in addition to or in lieu of usage fees. Also, tell us the amount of revenue generated from subscription-based fees versus usage fees in 2012;

•	tell us the typical contract term for subscription-based fee and usage fee arrangements;

•	explain your basis for recognizing usage fees ratably over the contract term for your virtual meeting solutions and refer to the authoritative guidance that supports your accounting; and

Mr. Patrick Gilmore
United States Securities and Exchange Commission

•	tell us whether you consider the arrangements that include set-up fees, maintenance and update fees to have multiple elements, and explain how that impacts your accounting.

Response:

As noted in our response to the staff’s first comment, we supplementally advise the staff that revenues associated with our SaaS-based collaboration products for the year ended December 31, 2012 were $18.0 million, or approximately 3.6% of our consolidated revenues, which we did not believe was material for disclosure purposes in our annual report on Form 10-K for the year ended December 31, 2012. This amount consists of $6.8 million in subscription fees, $10.9 million in usage fees and $0.3 million in set-up fees. Prior to 2012, revenues associated with our SaaS-based collaboration products were 1% or less of our consolidated revenues.

We supplementally advise the staff that generally contract lengths for our SaaS-based collaboration products are 12 to 24 months. Typical terms would include a fixed price per month, with a number of minutes available to be used per month. We also charge a usage fee if a customer elects to use either minutes in excess of the contractual amount or of a type not included in the arrangement, such as a toll-free audio dial-in number. The subscription fees set forth above represent revenue from the monthly charge and the usage fees set forth above represent revenue recognized for the minutes in excess or outside the terms of the contract. Usage fees are not recognized ratably over the contract term but rather as incurred by the customer, consistent with our other per minute usage fees.

We account for the fixed price portion of these arrangements as service contracts in accordance with the provisions of the multiple-element arrangements guidance in ASC 605-25 and the general revenue recognition guidance in SEC Staff Accounting Bulletin Topic 13 (SAB 13). Accordingly, subscription-based fees related to our SaaS arrangements are recognized ratably over the contract term beginning on the commencement date of the service.

In certain limited instances, these arrangements also include set-up fees paid in advance related to the implementation of our solutions. Currently, we have only one contract where set-up fees were paid in advance. Fees received in advance on this contract are being recognized ratably over the life of the contract. We do not believe that the amounts of such fees, as set forth above, are material at this time.

We acknowledge the staff’s comment and advise the staff that we will clarify the disclosure related to our SaaS arrangements in our revenue recognition policy in future filings. The following is proposed disclosure for the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policy – Revenue Recognition” section and the “Significant Accounting Policies – Revenue Recognition” note in our consolidated financial statements to be included in our annual report on Form 10-K for the year ended December 31, 2013, with changes underlined:

Mr. Patrick Gilmore
United States Securities and Exchange Commission

We recognize revenues when persuasive evidence of an arrangement exists, services have been rendered, the price to the buyer is fixed or determinable and collectability is reasonably assured. Revenues from continuing operations consist primarily of usage fees generally based on per minute, and prior to our discontinued reclassifications, per fax page or per transaction methods. To a lesser extent, we charge subscription-based and license fees and have fixed-period minimum revenue commitments. Subscription-based fees related to our SaaS-based collaboration products are considered service arrangements per the authoritative guidance; accordingly, fees related to subscription agreements are recognized ratably over the contract term. We also include per minute usage fees generated through the use of our SaaS-based collaboration products in our presentation and discussion of SaaS revenues. In addition, SaaS revenues may also include set-up fees, which are recognized ratably over the contract term or the expected customer life, whichever is longer. Unbilled revenue consists of earned but unbilled revenue that results from non-calendar month billing cycles and the one-month lag time in billing related to certain of our services. Deferred revenue consists of payments made by customers in advance of the time services are rendered. Incremental direct costs incurred related to deferred revenue are deferred over the life of the contract and are recorded in “Prepaid expenses and other current assets” in our consolidated balance sheets.

Note 14. Commitments and Contingencies

Litigation and Claims, page 63

5.
Your disclosures regarding the $4.3 million state telecommunications excise tax assessment and the $6.2 million state corporate tax assessment indicate that you believe you are adequately reserved for both matters. It is unclear to us whether you believe that there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for these matters. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you should either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that an estimate cannot be made. We refer you to ASC 450-20-50. Please advise us and provide us with proposed draft disclosure in your response.

Response:

We acknowledge the staff’s comment and advise the staff that we will disclose in future filings an estimate (or, if necessary, state that the estimate is immaterial in lieu of providing quantified amounts) of the possible loss, or range of loss or a statement that such an estimate cannot be made for these matters. The following is proposed disclosure for the “Commitments and Contingencies – Litigation and Claims” note in our consolidated financial statements to be included in our annual report on Form 10-K for the year ended December 31, 2013:

Mr. Patrick Gilmore
United States Securities and Exchange Commission

In connection with the sale of our PGiSend messaging business in October 2010, we agreed to indemnify the purchaser, EasyLink Services International Corporation (subsequently acquired by Open Text Corporation), for the tax-related matters described below. We have accrued an estimated loss for these matters totaling an aggregate of approximately $3.6 million. The possible loss or range of loss resulting from these matters, if any, in excess of the amounts accrued is inherently unpredictable and involves significant uncertainty and negotiations over an extended time period. Consequently, no estimate can be made of any possible loss or range of loss in excess of the above-mentioned accrual.

In connection with these responses to the staff’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Patrick Gilmore
United States Securities and Exchange Commission

Thank you for your consideration of our responses to the staff's comments, and we appreciate your review and assistance. If you wish to discuss the foregoing at any time, or if there is anything we can do to facilitate the staff’s review, please feel free to contact me at (404) 262-8550.

Sincerely,

/s/ David E. Trine
David E. Trine
Chief Financial Officer

cc.	Ms. Christine Davis, Assistant Chief Accountant
Ms. Melissa Kindelan, Staff Accountant